Exhibit 4.7

ADDENDUM TO THE LEASE AGREEMENT
Executed and Signed in Tel-Aviv on 29th of the Month of May 2007

-BY-

A.Z. Barnovitz - Assets and Rental Ltd. (Receivership and Liquidation)
Represented by Adv. Eran Reif
Receiver to Realize Mortgage Pursuant to an Order
By the Head of the Execution Office Dated 6.9.2006
(Hereinafter: "The Landlord")

On the One Part

-AND BETWEEN-

Eltek Ltd., Public Company No. 520042953
Company Registered Pursuant to the Companies Ordinance
From the Segula Industrial Zone, Petach Tikva
(Hereinafter: "The Tenant")

On the Second Part

WHEREAS:	The Landlord together with the Neca Chemicals 1952 Ltd. Company are the owners Lessees of part of Parcel 13 in Bloc 6354 in the Segula Industrial Zone, Petach Tikva (hereinafter: "The Land");

AND WHEREAS:	There is a Landlord-Tenant relationship between the Landlord and Tenant in accordance with the unprotected lease agreement dated June 26, 2002 (hereinafter: “The Original Agreement”);

AND WHEREAS:	Pursuant to the parties consent, commencing from October 1, 2003 and through until September 30, 2005 the Tenant paid the Landlord basic rent of a sum in NIS equal to a sum of $4 per square meter in addition to VAT;

AND WHEREAS:	Against A.Z. Barnovitz Assets and Rental Ltd. a receivership order was issued pursuant to a general floating charge created in favor of Bank Hapoalim and a Liquidation Order at the request of Bank Igud;

AND WHEREAS:	A mortgage, unlimited in amount, was recorded over the land in favor of Bank Leumi Le'Israel Ltd. and this to secure settlement of A.Z. Barnovitz Assets and Rental Ltd.‘s debts;

AND WHEREAS:	The Landlord declares that at the request of Bank Leumi Le'Israel Ltd. proceedings were initiated to realize the mortgage within the framework of Execution File No. 26-08424-03-9 and accordingly Adv. Eran Reif was appointed as the receiver to realize the mortgage and a copy of the order is attached to this Addendum as Appendix A;

AND WHEREAS:	The Tenant and the Landlord agreed to change the basic rent and to change the original lease period, all as detailed below;

AND WHEREAS:	The parties are interested in amending the provisions of the original agreement by certain changes as detailed in this Addendum below;

Therefore, It Is Agreed, Stipulated And Declared Between The Parties As Follows:

1.	The preamble to this Addendum constitutes an integral part hereof.

2.	The phrases included in this Addendum will assume the same meaning attributed to them in the original agreement.

3.	All the provisions in the original agreement will remain in effect unless a provision in this addendum to the original agreement determines an express provision canceling and/or amending a given provision in the original agreement.

4.	It is agreed between the parties that starting from October 1, 2005 the following conditions will apply:

4.1	Notwithstanding the provisions in Section 3(a) of the original agreement and instead of the provisions therein, the lease period will be for ten years to begin on 1.3.2007 and end on 28.2.2017 (hereinafter – “The New Lease Period”).

4.2	Section 4 of the original agreement is cancelled. Any distinction in relation to the areas defined in Section 3(a) of the original agreement and the provisions in this addendum is cancelled, without any distinctions being made in relation to the area of the premises (an area of 9,000 square meters).

4.3	Notwithstanding the provisions determined in Sections 7(a) and 7(b) of the original agreement and/or any prior consent between the parties, whether in writing or verbal, the parties agree that the rent for the lease period from 1.10.2005 and through until 1.3.2007 and for the new lease period will stand at a sum of NIS 22.99 per square meter (subject to Section 4.5 below), and for the 9,000 square meter area of the premises will be equal to a sum of NIS 206,910 per month in addition to VAT prescribed by law (hereinafter –“The Basic Rent”). Notwithstanding the provisions in Section 7(c) of the original agreement, payment of rent will be made each month on the 1st of the month and accordingly, checks will be delivered in advance for a period of one calendar year.

4.4	Section 7(c)(2) of the original agreement is hereby cancelled.

4.5	The provisions in Section 7(e) of the original agreement will be amended so that the basic index is defined as – “Index for the Month of August 2005” that was published on 15.9.2005 and which stood at 102.40 (pursuant to the basis of “2002 Average”), and the basic rent will be appraised in accordance with the provisions in Section 7(e) of the original agreement after amending the basic index.

4.6	Section 7(g), including but not limited to all of its sub-sections, of the original agreement is hereby cancelled.

4.7	The Tenant is given a conditional option to extend the new lease period for an additional 5-year period. The rent for the option period. The rent for the option period will be an amount of NIS 24.14 per square meter per month in addition to VAT – linked to the index – pursuant to the basic index as determined in Section 4.5 above. The Tenant will give written notice whether it is going to exercise the option no later than by 1.9.2016.

4.8	The full balance of the rent outstanding from 1.10.2005 and through until the date this addendum is signed, that is to be paid in accordance with the provisions in this addendum, and this in accordance with the account attached hereto as Appendix B, will remain with Eltek, that will use the funds in order carryout the renovations as stated in Section 6 below. Despite the foregoing, it is agreed that if Eltek does not engage in contracts with planners and consultants within 60 days following the day this addendum is signed and/or does not actually begin the renovations after engaging in contracts with contractors within six months from the date of signing this addendum, the full amount referenced above will be transferred to the receiver in cash.

5.	Without derogating from the provisions in Section 4.8 above – the parties agree that subject to payment of a sum of 90,000 Dollars within 30 days of the date this agreement is signed and the provisions below, neither of the parties will have any allegations against the other insofar as accounting between them is concerned in relation to payment of rent for the period ending on 30.9.2005, and the Tenant will have no action and allegation against the Landlord in relation to any of the expenses expended by it in the past, including but not limited to fixing the fire extinguishing system, repairs and expenses for damages that occurred in the premises as detailed below.

Without derogating from the provisions above – it is agreed that the provisions in this section exhaust all of the parties’ arguments – against one another in relation to the provisions below (and overrides the provisions in the Eltek document dated 23.3.2005):

a.	For damages to the clean room (including loss of income) an amount of NIS 137,240 (excluding VAT) as a result of damage caused on 27.1.2002. In this respect, the receiver or someone on its behalf may continue with any proceedings to collect the compensation amount from the insurance company and any amount that is received will belong solely to the Landlord.

b.	Work carried out by Eltek dated 30.9.2002 and through until 27.2.2005 and for which invoices were issued for a total sum of NIS 334,977 (including VAT) as detailed in Appendix C.

c.	Section C – expenses for the purpose of fixing the fire extinguishing system of a total sum of NIS 655,000 (excluding VAT).

d.	The Tenant’s legal costs in relation to filing two interpleader motions – dated 1.6.2004 and 4.11.2004.

e.	For the sake of removing any doubt it is clarified that the ongoing expenses expended after 27.2.2005 are part of the ongoing accounting between the parties.

f.	It is further clarified that these provisions do not prejudice and/or derogate from the Landlord’s need to conduct routine maintenance of the building and comply with the authorities requirements to obtain permits insofar as this applies to the Landlord by virtue of the original agreement.

6.	For the sake of removing any doubt, it is agreed that the consents between the parties in relation to carrying out the renovations as stated in Section 10(h) of the original agreement as amended and adapted in accordance with Appendix D1 to this addendum will remain in effect. The renovations will be carried out by Eltek in accordance with the work to be carried out summary document and the estimate attached thereto and attached hereto as Appendix D2. Eltek will make a complete and absolute distinction between the renovation work in accordance with the general agreed upon specification and the other work it is to carryout in the premises during the course of the renovation period.

Eltek will agree that a supervisor on behalf of the receiver will oversee the renovation work and the expenditures and issuance of invoices in accordance with actual execution.

Eltek will be responsible to submit the renovation plans to the municipality, insofar as there is a need to do so, and to obtain any permit required by law to carryout the renovation work. Eltek will be responsible to indemnify the receiver for any damage and/or claims in relation to the renovation work that you cause and/or someone on your behalf causes. For the sake of removing any doubt – it is clarified that the Landlord will cooperate with Eltek to obtain the permits and/or approvals that are required.

For the sake of removing any doubt, it is clarified that the Landlord is responsible to pay for the renovations.

7.	For the sake of removing any doubt – it is clarified that there is no stipulation and/or connection between payment of rent pursuant to this addendum and the actual carrying out of the renovations.

8.	Section 14(c) will be added to the agreement as follows:

c.	In the case of a breach of this section the Tenant may act insofar as necessary to service the air-conditioning system in the south wing and to offset the cost thereof from the rent and this after it gives notice in writing to the Landlord of its intention to do so and an extension of 7 days to carryout the repairs. Notwithstanding the foregoing, it is agreed that in the case that the system shuts down or in the case of a fault that causes a real disruption to the factory’s activities, the Tenant will be entitled to repair the said fault forthwith and offset the cost of the repair from the rent.

9.	In Section 21(a) the reference made to Sections 8(b) and 14 will be cancelled.

10.	The second paragraph in Section 31 of the original agreement starting with the words “if on the date….” is hereby cancelled.

11.	The amount determined in the first paragraph of Section 31 of the original agreement starting with the words “as partial guarantee”, will be amended so that the Tenant deposits a check for a sum of NIS 2,500,000 as security with the Landlord. The rest of the provisions in the first paragraph of Section 31 of the original agreement will remain in effect.

12.	This addendum to the agreement will be furnished to the head of the execution office to be approved.

13.	The parties addresses are as detailed below:

The Landlord:	c/o Attorneys Eran Reif, Bruchstein, Biro, Reif, Rihar & Co., of 75 Nachlat Benyamin, Tel-Aviv.

The Tenant:	Eltek Ltd. - of 4 Yechiel Drazner Street, P.O. Box 159, Segula Industrial Zone, Petach Tikva 49101.

And any notice sent to a party’s address by registered mail will be considered as received by the recipient 72 hours after it is sent, to the exclusion of Saturdays and holidays.

In Witness Whereof the Parties Hereto Set Their Hands:

Eran Reif, Adv.
Receiver	( - )

The Landlord	Eltek Ltd.
The Tenant